Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

Entergy/ITC Transmission
Spin-off and Merger	General Employee
Questions & Answers #5

Subject:	Entergy Transmission Business/ ITC Merger
Date:	July 23, 2012

•	ITC has provided these responses to Entergy employee questions.

•

Questions with respect to employee matters can be forwarded to feedback@entergy.com; or for bargaining unit employees, may be addressed through their respective bargaining representatives. Issues related to the transaction will be escalated to the appropriate responsible party.

•	Throughout the transition process, commonly posed employee questions will be answered and posted on the myEntergy intranet for employee access.

•	Questions that should be addressed by ITC directly, such as these, will be captured and submitted to ITC for their response.

•	For bargaining unit employees, Entergy will discuss appropriate subjects below with the unions.

Transmission

Will we have uniform engineering standards across all of ITC?

In the short term, we expect that the engineering standards utilized by Entergy will remain in place for Midsouth Transco. In some instances, such as 500 kV design standards, it is likely that these standards will also continue in the long term since ITC currently has no 500 kV standards. The long-term goal will be to find best practices from both companies and implement those across all of ITC in the interest of improving the performance of all of our systems and gaining efficiencies across those systems.

Will this transaction create the largest in-house maintenance group at ITC?

ITC doesn’t currently have an in-house maintenance group. This transaction will create the largest in-house maintenance group at ITC post spin-off and merger.

Do you anticipate growing the maintenance group?

ITC does not have specific future plans for the maintenance group at this time. However, ITC will be evaluating the needs of the system to determine whether any increased staffing will be required.

How do Entergy’s generation assets compare with ITC’s generation assets?

ITC is a transmission-only company and therefore does not own or operate any generation assets.

Does ITC employ craft employees?

At its existing companies, ITC contracts with an independent contractor, Utility Lines Construction (ULC), to provide craft labor. ULC employees are represented employees. After the spin-off and merger, ITC will assume and honor the collective bargaining agreements of the former Entergy bargaining unit employees, which covers craft employees, who move to ITC as a part of the transaction.

Q&As: Entergy Transmission/ITC Merger

July 23, 2012

Information Technology

Who will support ITC’s phone and other telecommunications needs in the new subsidiaries of ITC?

No final decisions have been made at this time. This decision will be made during the integration process.

PMO/Regulatory

Are transmission charges equally distributed to users of ITC’s system?

The rates ITC charges are based on the revenue requirement of ITC and on customer usage at the time of monthly system peak usage within each pricing zone. Accordingly, there will be different rates in each pricing zone. We currently expect that there will be a separate pricing zone in each state (i.e. Louisiana, Mississippi, Texas and Arkansas) currently served by Entergy.

Does ITC take over existing legal liabilities of Entergy’s transmission business as part of the spin-off and merger?

Generally, ITC is assuming liabilities associated with the ordinary course of business for the transmission organization, with exceptions being detailed in the transaction agreements.

Employee/Human Resources

Benefits

Since ITC offers only one medical plan for non-bargaining employees, what will happen to funds employees already have contributed to an HSA associated with their Entergy-provided high deductible health plan?

A Health Savings Account (HSA) is a tax-exempt account that you can use to pay for qualified medical expenses that you incur for yourself and your qualified dependents. Because an HSA is your personal account, you have control of the funds within the account. Your HSA belongs to you and the funds remain in the HSA for your future use for qualified medical expenses, even after you are no longer covered by the Entergy Medical Plan and are covered by the ITC medical plan, another medical plan, or no medical plan at all. Please note that should you become covered under a medical plan that is not a High Deductible Health Plan, you will not be eligible to contribute additional funds to your HSA, but may continue to use funds in the HSA for qualified medical expenses.

Q&As: Entergy Transmission/ITC Merger

July 23, 2012

Compensation/Incentives

What are ITC salaries and market reference value ranges like? Will people moving to ITC have their salaries adjusted?

For a period of 36 months after the merger, ITC has agreed to provide non-bargaining employees with cash compensation opportunities that are substantially comparable to the cash compensation opportunities provided by Entergy immediately before the merger. ITC will comply with all components of the Employee Matters Agreement (EMA) as it relates to employee compensation. In addition, ITC has agreed to assume the applicable collective bargaining agreements for Entergy bargaining unit employees who go to ITC as a result of the merger. This subject will be addressed with the unions.

Does ITC provide yearly incentives based on performance similar to Entergy?

Within 30 days after the merger, Entergy will pay out to Entergy non-bargaining employees who become ITC employees (or “TransCo Employees”) their annual incentive bonus at the target level of performance, but pro-rated for the portion of the year that ends on the closing date of the merger. TransCo Employees will become part of the ITC annual bonus program. ITC’s program is a corporate-wide bonus plan and every employee works toward the same bonus goals. Annual incentives for Entergy bargaining unit employees who become ITC employees will be subject to the applicable collective bargaining agreements. This subject will be addressed with the unions.

For a period of 36 months after the merger, ITC has agreed to provide non-bargaining TransCo Employees with cash compensation opportunities that are substantially comparable to the cash compensation opportunities provided by Entergy immediately before the merger. In addition, ITC has agreed to assume the applicable collective bargaining agreements with respect to Entergy bargaining unit employees who go to ITC pursuant to the merger. This subject will be addressed with the unions.

Pension/Retirement

Explain the ITC defined benefit offset plan for TransCo Employees?

Effective as of the Closing Date and for a period of 36 months after the merger, unless otherwise required by the terms of an applicable collective bargaining agreement, ITC will maintain for each TransCo Employee a pension plan with terms that are substantially identical to the terms of the Entergy Corporation Retirement Plan for Non-Bargaining Employees or the Entergy Corporation Retirement Plan for Bargaining Employees, as applicable, and that credits service with Entergy before the merger for all purposes. The applicable Entergy Retirement Plan will remain liable for payment of the benefits attributable to the TransCo Employee’s pre-merger Entergy service. The benefit payable to the TransCo Employee under the ITC retirement plan will be reduced by the amount paid to the TransCo Employee under the Entergy Retirement Plan.

What happens if ITC goes bankrupt? Please explain the Pension Benefit Guaranty Corporation (PBGC) insurance of our pension from both Entergy and ITC?

In the event that ITC goes bankrupt and the ITC Retirement Plan is inadequately funded, the PBGC insurance program pays pension benefits up to the maximum guaranteed benefit amount set by law to participants who retire at age 65. The amount PBGC pays retirees is based on a formula prescribed by federal law.

Q&As: Entergy Transmission/ITC Merger

July 23, 2012

If the Entergy Retirement Plan terminates and is underfunded at the time of termination, the PBGC insures payment of certain basic pension benefits accrued by participants under the Plan prior to termination of the Plan, subject to certain limits imposed by federal law on the amounts, types and timing of payment of benefits. This PBGC insurance is subject to change by Congress at any time.

How will ITC handle special pension plan situations such as former employees of Gulf States Utilities?

Effective as of the Closing Date and for a period of 36 months after the merger, unless otherwise required by the terms of an applicable collective bargaining agreement, ITC will maintain for each TransCo Employee a pension plan with terms that are substantially identical to the terms of the Entergy Corporation Retirement Plan for Non-Bargaining Employees or the Entergy Corporation Retirement Plan for Bargaining Employees, as applicable, and that credits service with Entergy before the merger for all purposes. The ITC Retirement Plan will include any special provisions or grandfathered benefits and options under the Entergy Retirement Plan for former employees of Gulf State Utilities.

Staffing

Will Entergy employees moving to ITC as a result of the spin-off and merger be eliminated after the three-year mark?

ITC needs a dedicated workforce to be successful and has no intention to eliminate employees after the three-year mark and has not done so in the past with its other acquisitions.

What type of contract did ITC engage with Entergy on the acquisition of labor?

As described and agreed to in the EMA, there are currently approximately 750 positions being identified as impacted in the transaction.

Policies

Do you have a short-term disability or long-term disability program? Will you continue these programs beyond three years?

Bargaining unit employee policies will be governed by the collective bargaining agreements that ITC assumes as a part of the transaction.

ITC provides a Short-Term Disability (STD) plan with coverage to all full-time employees who are unable to work because of work-related or non-work related illness or injury. STD benefits are paid for a period of up to 180 calendar days as long as the employee remains disabled. STD coverage is 100% of the employee’s basic earnings.

The ITC Long-Term Disability (LTD) plan provides a core benefit of 50% of base monthly earnings up to maximum of $10,000/month for work-related and non-work related illness or injury. The LTD buy-up plan is available to purchase and will pay a benefit of 60% of monthly earnings. LTD benefits are payable after an employee has been disabled for 180 days.

Q&As: Entergy Transmission/ITC Merger

July 23, 2012

Changes can be expected from time to time since ITC continuously evaluates its benefit plans for employee value and competitiveness.

Relocation

Where will I work in the future and might I be moved again at some point in the future?

ITC will need employees in the same geographic areas that Entergy currently serves today. In order to establish independence, TransCo Employees will not be allowed to work out of the same office locations as Entergy employees, so there will be some relocation of both TransCo and Entergy employees within geographic areas to achieve separation. However, ITC does not see a need for current Entergy employees who become TransCo Employees to move outside of the Midsouth TransCo service territory unless they want to pursue career opportunities in other areas where ITC operates.

Entergy Forward-Looking Information

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s Annual Report on Form 10-K for the year ended December 31, 2011, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, and Entergy’s other reports and filings made under the Securities Exchange Act of 1934; (ii) the following transactional factors (in addition to others described elsewhere in this presentation and in subsequent securities filings) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Transco and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Important information and Where to Find It

ITC and Transco will file registration statements with the Securities and Exchange Commission (“SEC”) registering shares of ITC common stock and Transco common units to be issued to Entergy shareholders in connection with the proposed transactions. ITC will also file a proxy statement with the SEC that will be sent to the shareholders of ITC. Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, Transco and the proposed transactions. ITC shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about Transco and the proposed transactions. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.